SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 11, 2014

I. Date, Time and Place: November 11, 2014, at 12:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 7 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board: As chairman of the meeting, Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To adopt resolutions on the following matters: (a) approval of the Financial Statements of the Company for the third quarter of 2014; (b) the confirmation of the increase of capital of the Company, as a result of the exercise of the Company’s stock purchase option, pursuant to the Stock Purchase Option Plan of the Company (“Option Plan”); (c) the resignation of a member of the Alliances Committee and election of a new member to said Committee; (d) amendment to articles 1 and 4 of the Bylaws of the Alliances Committee and, following, the restatement of the respective Bylaws; and (e) granting of guarantee from the Company to its subsidiary, VRG Linhas Aéreas S.A. (“VRG”), in order to guarantee the compliance of obligations under letters of credit to be executed between VRG and Banco Pactual S.A., and also with Banco Fibra S/A. VI. Resolutions: After the necessary explanations were provided, the following was approved by unanimous vote: (a) the Financial Statements for the third quarter of 2014, with special review issued by Ernest & Young Auditores Independentes S.S. (“E&Y”). Accordingly, one copy of the Financial Statements, duly approved and initialed by the presiding board, will have a copy filed with the Company’s head-office and shall be disclosed within the due time; (b) confirmation of the increase of capital of the Company, up to the authorized limit thereof, in the amount of R$ 87,799.74 (eighty-seven thousand, seven hundred and ninety-nine reais and seventy-four cents), upon issue of 6,854 (six thousand, eight hundred and fifty-four) preferred shares, all of them of registered type and with no face value, arising out of the exercise of a stock purchase option granted within the scope of the Option Plan of the Company. By reason of the foregoing, the capital stock of the Company was increased to R$ 2,618,143,809.49 (two billion, six hundred and eighteen million, one hundred and forty-three thousand, eight hundred and nine reais and forty-nine cents), represented by 143,858,204 (one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four) common shares and 139,264,456 (one hundred and thirty-nine million, two hundred and sixty-four thousand, four hundred and fifty-six) preferred shares, all of them registered type and with no face value. The shares now issued are identical to those already existing, and under the terms of the Option Plan they will be entitled to the same rights granted to the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) the approval of exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, paragraph 3º, of Law no. 6.404, dated December 15, 1976 (“Corporations Law”), as amended; and (ii) the total issue price of R$ 87,799.74 (eighty-seven thousand, seven hundred and ninety-nine reais and seventy-four cents) is determined, in accordance with the Company’s Option Plan;

(c) resignation of Mr. Camiel Eurlings from the office of member of the Alliances Committee and election of Mr. Pieter Elbers, Dutch, married, business manager, holder of Dutch passport no. BN139PP18, domiciled at P.O. Box 7700, 1117, ZL, Schiphol, Netherlands, to be member of the Alliances Committee until the next election, to occur in 2015; (d) the approval of the amendment to articles 1o. and 4 of the Alliances Committee Bylaws, as per “Annex I” (Alliances Committee Bylaws) attached hereto, providing for that regular meetings of said Committee shall be held at each 4 months, instead of 3 months, in such manner that four-month reports shall be submitted to the Board of Directors with respect to their duties; and (e) granting of guarantee from the Company to VRG, in order to guarantee the compliance with the obligations thereof under the letters of credit (Stand By Letters of Credit) issued by Banco Pactual S.A. (“BTG Pactual”), and also with Banco Fibra S/A, in guarantee of obligations assurance by VRG upon third parties, during the fiscal years 2014 and 2015. The referred authorization shall cover all the letters of credit issued by its subsidiary with BTG Pactual and also with Banco Fibra S/A, in the above mentioned period. Therefore, the Board of Executive Officers is since now authorized to execute any documents related to this resolution. VII. Suspension of the Meeting and Drawing-up of these Minutes: After the floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the necessary time for the drawing-up of these minutes, and which upon reopening of the meeting these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, November 11, 2014.

_____________________________ Henrique Constantino Chairman	_____________________________ Claudia Karpat Secretary

ANNEX I

BYLAWS OF THE ALLIANCES COMMITTEE

Article 1 - The Alliances Committee (“Committee”) is a supports body to the Board of Directors and has the following functions, duties and responsibilities:

(a) suggesting, assessing partnerships opportunities, alliances, agreements and possible investments within such context, which may be entered into between the Company and other air carriers, as well as constantly seeking to develop and maximize the benefits from the current partnerships, by optimizing funds and opportunities, among other things, submitting recommendations to the Board of Directors;

(b) preparing and providing to the Board of Directors a summary of review and approval of matters discussed by the Committee;

(c) providing reports to the Board of Directors at every four months about the matters within their scope of incumbency; and

(d) suggesting matters to the Board of Directors for their examination, review and/or any other action.

Article 2 - The Alliances Committee shall be comprised by at least with three (03) and at most five (5) members, elected by the Board of Directors, of which at least two (02) shall be members of the Board of Directors of the Company, for terms-of-office of one (1) year, reelection being permitted.

Article 3 - - The Alliances Committee shall have, among its members, one Secretary, to be selected by mutual agreement at the first meeting after the organization of the Committee, who shall perform his/her duties for a term of office of one (1) year.

Paragraph One — In the case of absence of the Secretary, he/she shall be replaced by any of the other members of the Committee. A President will be designated among the members of the Committee at each meeting.

Paragraph Two — In case of vacancy of the position of the Secretary, a new Secretary shall be elected, whose functions will be exerted until the end of the term-of-office of the replaced Secretary.

Article 4 - The Alliances Committee shall meet regular meetings at each four months, and extraordinary meetings whenever called by the Secretary, by his own initiative or upon request of any of the members of the Committee.

Article 5 - A minimum quorum of 2 (two) members will be necessary for the Alliances Committee to validly make resolutions.

Sole Paragraph - In the case of this minimum quorum is not reached, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall take place according to the urgency required by the matter to be discussed.

Article 6 - The meetings of the Alliances Committee shall be called by any written means (fax, letter and/or e-mail), and may be held by telephone conference, videoconference or any other means of electronic communication.

Article 7 - The resolutions by the Alliances Committee shall be made by majority of votes, and a dissenting member may document his/her vote to have it recorded in the Minutes of the respective meeting. In case of tie of votes, a new meeting shall be held, with the attendance of all the members of the Committee, for the matter to be once again submitted to voting and to be decided. The resolutions by the Committee will not be binding on the Company and will be made by way of proposals and suggestions to the Board of Directors.

Article 8 - The minutes shall be drawn-up for all the meetings of the Alliances Committee, which shall be signed by all the members present.

Article 9 - In the first meeting of the Alliances Comittee after its constituion, the Committee shall approve an annual schedule of activities.

Article 10 - Throughhout the meetings, the Alliances Committee, acting as collegiate body, shall be entitled to examine, individually request and review books and other corporate records, being allowed to take notes and remarks, which shall be discussed and decided at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, according to Article 1 above.

Sole Paragraph - The examination of the documents and records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 – Requests, by the Alliances Committee, of information and/or explanations concerning the corporate business shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary of the Alliances Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing secretarial support to the meetings of the Alliances Committee.

Article 13 - The attendance of members of the Alliances Committee to General Shareholders’ Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance. The members of the Alliances Committee shall not be allowed to attend the Meetings of the Board of Directors unless they are members of the Board of Directors of the Company or if they are invited to do so under the terms of this Article 13.

Article 14 - The Alliances Committee may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, for approval by the Board of Directors.

Article 15 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Bylaws approved at the Meeting of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A., held on November 11, 2014].

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.